UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140755109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 140755109	Page 2 of 14 Pages

1.	Names of reporting persons MVM International Life Sciences No. 1 L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,309,115
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,309,115
9.	Aggregate amount beneficially owned by each reporting person 1,309,115
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.7% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 140755109	Page 3 of 14 Pages

1.	Names of reporting persons MVM Executive Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 13,224
	7.	Sole dispositive power 0
	8.	Shared dispositive power 13,224
9.	Aggregate amount beneficially owned by each reporting person 13,224
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 140755109	Page 4 of 14 Pages

1.	Names of reporting persons MVM Life Sciences Partners LLP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,322,339
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,322,339
9.	Aggregate amount beneficially owned by each reporting person 1,322,339
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 140755109	Page 5 of 14 Pages

1.	Names of reporting persons Stephen Reeders, M.D.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,322,339
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,322,339
9.	Aggregate amount beneficially owned by each reporting person 1,322,339
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 140755109	Page 6 of 14 Pages

1.	Names of reporting persons Eric Bednarski, Ph.D.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,322,339
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,322,339
9.	Aggregate amount beneficially owned by each reporting person 1,322,339
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 140755109	Page 7 of 14 Pages

1.	Names of reporting persons Thomas Casdagli
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,322,339
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,322,339
9.	Aggregate amount beneficially owned by each reporting person 1,322,339
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8% (based on 22,778,597 shares outstanding on November 5, 2014)
12.	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 140755109	Page 8 of 14 Pages

Item 1.

	(a)	Name of Issuer: Cara Therapeutics, Inc.

	(b)	Address of the Issuer’s Principal Executive Offices: 1 Parrott Drive Shelton, Connecticut 06484

Item 2.

(a)

Name of Person Filing:

MVM International Life Sciences No. 1 L.P. (“MVM International”)

MVM Executive Limited (“MVM Limited”)

MVM Life Sciences Partners LLP (“MVM Partners”)

Stephen Reeders, M.D.

Eric Bednarski, Ph.D.

Thomas Casdagli

MVM International, MVM Limited, MVM Partners, Drs. Reeders and Bednarski and Mr. Casdagli are referred to herein collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office for each of the Reporting Persons is: 6 Henrietta Street London WC2E 8PU United Kingdom

(c)

Citizenship:

Each of the Reporting Persons that is an entity is organized in the United Kingdom, Dr. Reeders is a citizen of the United States, Dr. Bednarski is a citizen of the United States and Mr. Casdagli is a citizen of the United Kingdom.

	(d)	Title and Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 140755109

Item 3.

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SCHEDULE 13G

CUSIP No. 140755109	Page 9 of 14 Pages

(a)	Amount beneficially owned:

Reporting Person	Shares
MVM International	1,309,115
MVM Limited	13,224
MVM Partners	1,322,339
Stephen Reeders, M.D.	1,322,339
Eric Bednarski, Ph.D.	1,322,339
Thomas Casdagli	1,322,339

MVM International directly owns 1,309,115 shares of the issuer and MVM Limited directly owns 13,224 shares of the issuer. MVM International is managed by MVM Partners and MVM Limited is a wholly-owned subsidiary of MVM Partners. MVM Partners is also a director of MVM Limited. Drs. Reeders and Bednarski and Mr. Casdagli share voting and dispositive power over MVM Partners. Therefore, Drs. Reeders and Bednarski, Mr. Casdagli and MVM Partners may be deemed to beneficially own the shares held by MVM International and MVM Limited. Each of Drs. Reeders and Bednarski, Mr. Casdagli and MVM Partners disclaim beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

Reporting Person	Percent
MVM International	5.7%
MVM Limited	0.1%
MVM Partners	5.8%
Stephen Reeders, M.D.	5.8%
Eric Bednarski, Ph.D.	5.8%
Thomas Casdagli	5.8%

The foregoing percentages are calculated based on 22,778,597 shares outstanding on November 5, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote with respect to each Reporting Person -0-

(ii)	Shared power to vote or to direct the vote

Reporting Person	Shares
MVM International	1,309,115
MVM Limited	13,224
MVM Partners	1,322,339
Stephen Reeders, M.D.	1,322,339
Eric Bednarski, Ph.D.	1,322,339
Thomas Casdagli	1,322,339

(iii)	Sole power to dispose or to direct the disposition of with respect to each Reporting Person -0-

SCHEDULE 13G

CUSIP No. 140755109	Page 10 of 14 Pages

(iv)	Shared power to dispose or to direct the disposition of

Reporting Person	Shares
MVM International	1,309,115
MVM Limited	13,224
MVM Partners	1,322,339
Stephen Reeders, M.D.	1,322,339
Eric Bednarski, Ph.D.	1,322,339
Thomas Casdagli	1,322,339

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SCHEDULE 13G

CUSIP No. 140755109	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

MVM INTERNATIONAL LIFE SCIENCES NO. 1 L.P.

BY:	MVM Life Sciences Partners LLP, its manager

By: *
Neil Akhurst
Member

MVM EXECUTIVE LIMITED

By: *
Neil Akhurst
Director

MVM LIFE SCIENCES PARTNERS LLP

By: *
Neil Akhurst
Member

/s/ Stephen Reeders, M.D.
Stephen Reeders, M.D.

/s/ Eric Bednarski, Ph.D.
Eric Bednarski, Ph.D.

/s/ Thomas Casdagli
Thomas Casdagli

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

By:	/s/ Neil Akhurst
Neil Akhurst

SCHEDULE 13G

CUSIP No. 140755109	Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Identification and Classification of Members of the Group.

SCHEDULE 13G

CUSIP No. 140755109	Page 13 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 9, 2015

MVM INTERNATIONAL LIFE SCIENCES NO. 1 L.P.

BY:	MVM Life Sciences Partners LLP, its manager

By: *
Neil Akhurst
Member

MVM EXECUTIVE LIMITED

By: *
Neil Akhurst
Director

MVM LIFE SCIENCES PARTNERS LLP

By: *
Neil Akhurst
Member

/s/ Stephen Reeders, M.D.
Stephen Reeders, M.D.

/s/ Eric Bednarski, Ph.D.
Eric Bednarski, Ph.D.

/s/ Thomas Casdagli
Thomas Casdagli

*	The undersigned, by signing his name below, does hereby sign this agreement on behalf of the above indicated filers in his capacity noted for such filers.

By:	/s/ Neil Akhurst
Neil Akhurst

SCHEDULE 13G

CUSIP No. 140755109	Page 14 of 14 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

MVM International, MVM Limited, MVM Partners, Stephen Reeders, M.D., Eric Bednarski, Ph.D. and Thomas Casdagli are filing this Schedule 13G as a group. All terms used and not defined in this Exhibit 2 shall have the meanings ascribed to such terms in the Schedule 13G to which this Exhibit 2 is attached.

MVM International is a limited partnership, MVM Limited is a company, and MVM Partners is a limited liability partnership, each of which is organized in the United Kingdom. Dr. Reeders is a citizen of the United States, Dr. Bednarski is a citizen of the United States and Mr. Casdagli is a citizen of the United Kingdom. MVM International is managed by MVM Partners. MVM Limited is a wholly owned subsidiary of MVM Partners. MVM Partners is also a director of MVM Limited. Drs. Reeders and Bednarski and Mr. Casdagli share voting and dispositive power over MVM Partners. Therefore, Drs. Reeders and Bednarski, Mr. Casdagli and MVM Partners may be deemed to beneficially own the shares held by MVM International and MVM Limited. Each of Drs. Reeders and Bednarski, Mr. Casdagli and MVM Partners disclaim beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.